FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 26, 2018

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 4250708
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXPLANATORY NOTE

This filing includes correction of a typographical error on page 23 (Cellular subscribers at the end of period - Q4/2017).

CELLCOM ISRAEL ANNOUNCES
FOURTH QUARTER AND FULL YEAR 2017 RESULTS
------------------------

Cellcom Israel concludes 2017 with net income of NIS 113 million and
EBITDA1 of NIS 853 million.

Nir Sztern, Cellcom CEO said: “Since launched, Cellcom tv has spearheaded the OTT TV market in Israel and reports that as of today, 183,000 households have chosen the best TV experience in Israel. At the same time, we are in the midst of momentum in the internet infrastructure market, with our introduction to our customers of the "Super Fiber" optical fiber service, and establishment of our position as a dominant player in this market as well."

----

2017 Full Year Highlights (compared to 2016):

▪	Total Revenues totaled NIS 3,871 million ($1,117 million) compared to NIS 4,027 million ($1,161 million) last year, a decrease of 3.9%

▪	Service revenues totaled NIS 2,919 million ($842 million) compared to NIS 3,033 million ($875 million) last year, a decrease of 3.8%

▪	Operating income totaled NIS 297 million ($86 million) compared to NIS 310 million ($89 million) last year, a decrease of 4.2%

▪	Net income totaled NIS 113 million ($33 million) compared to NIS 150 million ($43 million) last year, a decrease of 24.7%

▪	Net income margin 2.9%, a decrease from 3.7% last year

▪	EBITDA[1] totaled NIS 853 million ($246 million) compared to NIS 858 million ($247 million) last year, a decrease of 0.6%

▪	EBITDA margin 22.0%, an increase from 21.3% last year

1 Please see "Use of Non-IFRS financial measures" section in this press release.

▪	Net cash from operating activities totaled NIS 774 million ($223 million) compared to NIS 781 million ($225 million) last year, a decrease of 0.9%

▪	Free cash flow[1] totaled NIS 325 million ($94 million) compared to NIS 416 million ($120 million) last year, a decrease of 21.9%

▪	Cellular subscriber base totaled approximately 2.817 million subscribers (at the end of December 2017)

Fourth Quarter 2017 Highlights (compared to fourth quarter of 2016):

▪	Total Revenues totaled NIS 975 million ($281 million) compared to NIS 984 million ($284 million) in the fourth quarter last year, a decrease of 0.9%

▪	Service revenues totaled NIS 712 million ($205 million) compared to NIS 719 million ($207 million) in the fourth quarter last year, a decrease of 1.0%

▪	Operating income totaled NIS 45 million ($13 million) compared to NIS 32 million ($9 million) in the fourth quarter last year, an increase of 40.6%

▪	Net income totaled NIS 10 million ($3 million) compared to NIS 14 million ($4 million) in the fourth quarter last year, a decrease of 28.6%

▪	Net income margin 1.0%, a decrease from 1.4% in the fourth quarter last year

▪	EBITDA[1] totaled NIS 189 million ($55 million) compared to NIS 173 million ($50 million) in the fourth quarter last year, an increase of 9.2%

▪	EBITDA margin 19.4%, an increase from 17.6% in the fourth quarter last year

▪	Net cash from operating activities totaled NIS 214 million ($62 million) compared to NIS 178 million ($51 million) last year, an increase of 20.2%

▪	Free cash flow[1] totaled NIS 77 million ($22 million) compared to NIS 83 million ($24 million) in the fourth quarter last year, a decrease of 7.2%

Nir Sztern, the Company's Chief Executive Officer, referred to the results of full year 2017 and fourth quarter of 2017:

"The high level of competition in the cellular market in 2017 continued to impact the results of the cellular segment. Alongside the competition, we accelerated our activities as a communications group, offering our customers a broad and full range of solutions, geared towards current communications era. Despite the continued competition, we ended 2017 with a growth of approximately 29,400 post-paid customers in the cellular segment.

In 2017, we again proved that Cellcom tv is the most successful and worthy alternative in the Israeli television broadcasting market.
We added to the rich world of content: the most talked about and sought after content from the prestigious content provider HBO, ten new channels including children channels in high demand, a high-quality documentary library and channel, blockbuster series and movies, all with no change in the price.
Today, it is clear to everyone that we offer a broad content offering, along with cost-effective price and a very advanced technological experience, viewing capabilities of the entire content on all devices and platforms : Smart TVs with no converter, IOS and Android, as well as a built-in recording service for all channels going back a week.
Israeli consumer knows what he wants and especially what he needs and this winning combination of rich and high quality content, together with a most advanced technology and user experience, all packaged in a cost-effective and attractive price, has led us to a rapid growth trend throughout the year to 183,000 households, as of today.
The fourth quarter of 2017 is a record quarter for customers joining our quattro service, a service that combines the Cellcom tv service with internet, home telephony and cellular services. Within a short period of time, the quattro package has become a highly desired product among our customers, giving the customer a worthwhile value proposition that strengthens loyalty to the Group's services.
We are vigorously working in the internet infrastructure market to accelerate the deployment of optic fiber cables to the customer's home in order to provide our customers with high quality and high speed internet service. We launched the "Super Fiber" service, which enables customers with up to a 1 gigabyte surfing speed as a component in our quattro packages. We are preparing to continue the deployment of fixed line infrastructure using several alternatives simultaneously -  independent deployment of fibers in residential neighborhoods, negotiation of a cooperation in deployment with Partner and examination of an investment in IBC. This, in order to cement ourselves as a dominant player in the fixed-line infrastructure market and to reduce expenses.
Alongside these growth engines, we are also continuing the momentum in the field of IoT and Smart Cities, a field in which we have recently won a number of significant tenders.
In 2017 also, we continued our streamlining measures, under the framework of which we took many varied steps to reduce our expenses and improve our operating excellence in both the mobile and fixed-line worlds, while improving processes of managing these worlds alongside improvement in the service and sales worlds.
I would like to thank the employees and the managers for working tirelessly for the Company's success and to the shareholders for their trust in the Company.”

Shlomi Fruhling, Chief Financial Officer, said:

“2017 was characterized by accelerated growth in the fixed line segment and continued competition in the cellular segment, as expressed in the erosion of revenue from services as compared with last year.
Cellular segment revenues declined by 10.0% compared with last year and were mainly effected from reclassification of the consideration from the sharing agreement with Golan, that came into effect in April 2017, between cellular segment revenues, fixed line segment revenues and reduction of expenses, compared to the classification to cellular segment revenues in 2016, and from the heightened competition in the cellular market. However, excluding said reclassification effects, we saw a decrease in the level of revenues erosion compared to previous years.
In the fixed line segment, we recorded an 8.9% growth in service revenues compared to last year, mainly due to the continued customer recruitment to Cellcom tv and internet services, mainly through our triple and quadruple-play offerings and due to the said reclassification of part of the revenues from the sharing agreement to the fixed line segment. We ended 2017 with a 53% growth in the TV subscriber base, and we reached profitability in the TV operation with a positive contribution to the EBITDA.
Our free cash flow in 2017 was NIS 325 million, a 21.9% decrease from 2016. The decrease was mainly due to an increase in investments in the fixed line segment due to the increase in activity in the TV field and growth in number of customers, as well as an increase in capital expenditures in fixed line infrastructure.
The Company’s Board of Directors decided not to distribute a dividend for the fourth quarter of 2017, given the continued high level of competition in the market and its adverse effect on the Company's operating results and in order to further strengthen the Company's balance sheet. The Board of Directors will re-evaluate its decision as market conditions develop, and taking into consideration the Company's needs."

Netanya, Israel – March 26, 2018 – Cellcom Israel Ltd. (NYSE: CEL; TASE: CEL) ("Cellcom Israel" or the "Company") announced today its financial results for the fourth quarter and full year ended December 31, 2017.

The Company reported that revenues for the fourth quarter and full year 2017 totaled NIS 975 million ($281 million) and NIS 3,871 million ($1,117 million), respectively; EBITDA for the fourth quarter 2017 totaled NIS 189 million ($55 million), or 19.4% of total revenues, and for the full year 2017 totaled NIS 853 million ($246 million), or 22.0% of total revenues; net income for the fourth quarter and full year 2017 totaled NIS 10 million ($3 million) and NIS 113 million ($33 million), respectively. Basic earnings per share for the fourth quarter and full year 2017 totaled NIS 0.08 ($0.02) and NIS 1.11 ($0.32), respectively.

Main Consolidated Financial Results:

	NIS millions		% of Revenues		% Change	US$ millions (convenience translation)
	2017	2016	2017	2016		2017	2016
Revenues - services	2,919	3,033	75.4%	75.3%	(3.8)%	842	875
Revenues - equipment	952	994	24.6%	24.7%	(4.2)%	275	286
Total revenues	3,871	4,027	100.0%	100.0%	(3.9)%	1,117	1,161
Cost of revenues - services	(2,035)	(2,028)	(52.5)%	(50.4)%	0.3%	(587)	(585)
Cost of revenues - equipment	(645)	(674)	(16.7)%	(16.7)%	(4.3)%	(186)	(194)
Total cost of revenues	(2,680)	(2,702)	(69.2)%	(67.1)%	(0.8)%	(773)	(779)
Gross profit	1,191	1,325	30.8%	32.9%	(10.1)%	344	382
Selling and marketing expenses	(479)	(574)	(12.4)%	(14.3)%	(16.6)%	(138)	(166)
General and administrative expenses	(426)	(420)	(11.0)%	(10.4)%	1.4%	(123)	(121)
Other income (expenses), net	11	(21)	0.2%	(0.5)%	(152.4)%	3	(6)
Operating income	297	310	7.6%	7.7%	(4.2)%	86	89
Financing expenses, net	(144)	(150)	(3.7)%	(3.7)%	(4.0)%	(42)	(43)
Profit before taxes on income	153	160	3.9%	4.0%	(4.4)%	44	46
Taxes on income	(40)	(10)	(1.0)%	(0.3)%	300.0%	(11)	(3)
Net income	113	150	2.9%	3.7%	(24.7)%	33	43
Free cash flow	325	416	8.4%	10.3%	(21.9)%	94	120
EBITDA	853	858	22.0%	21.3%	(0.6)%	246	247

	Q4/2017	Q4/2016	Change%	Q4/2017	Q4/2016
	NIS million			US$ million (convenience translation)
Total revenues	975	984	(0.9)%	281	284
Operating Income	45	32	(40.6)%	13	9
Net Income	10	14	(28.6)%	3	4
Free cash flow	77	83	(7.2)%	22	24
EBITDA	189	173	9.2%	55	50
EBITDA, as percent of total revenues	19.4%	17.6%	10.2%

Main Financial Data by Operating Segments:

	Cellular (*)			Fixed-line (**)			Inter-segment adjustments (***)		Consolidated results
NIS million	2017	2016	Change %	2017	2016	Change %	2017	2016	2017	2016	Change %
Total revenues	2,699	2,998	(10.0)%	1,348	1,229	9.7%	(176)	(200)	3,871	4,027	(3.9)%
Service revenues	1,929	2,162	(10.8)%	1,166	1,071	8.9%	(176)	(200)	2,919	3,033	(3.8)%
Equipment revenues	770	836	(7.9)%	182	158	15.2%	-	-	952	994	(4.2)%
EBITDA	595	625	(4.8)%	258	233	10.7%	-	-	853	858	(0.6)%
EBITDA, as percent of total revenues	22.0%	20.8%	5.8%	19.1%	19.0%	0.5%			22.0%	21.3%	3.3%

	Cellular (*)			Fixed-line (**)			Inter-segment adjustments (***)		Consolidated results
NIS million	Q4'17	Q4'16	Change %	Q4'17	Q4'16	Change %	Q4'17	Q4'16	Q4'17	Q4'16	Change %
Total revenues	655	707	(7.4)%	362	327	10.7%	(42)	(50)	975	984	(0.9)%
Service revenues	451	502	(10.2)%	303	267	13.5%	(42)	(50)	712	719	(1.0)%
Equipment revenues	204	205	(0.5)%	59	60	(1.7)%	-	-	263	265	(0.8)%
EBITDA	118	117	0.9%	71	56	26.8%	-	-	189	173	9.2%
EBITDA, as percent of total revenues	18.0%	16.5%	9.1%	19.6%	17.1%	14.6%			19.4%	17.6%	10.2%

(*)      The segment includes the cellular communications services, end user cellular equipment and supplemental services.
(**)    The segment includes landline telephony services, internet services, television services, transmission services, end user fixed-line equipment and supplemental services.
(***)  Include cancellation of inter-segment revenues between "Cellular" and "Fixed-line" segments.

Financial Review (2017 full year compared to 2016):

Revenues for 2017 decreased 3.9% totaling NIS 3,871 million ($1,117 million), compared to NIS 4,027 million ($1,161 million) last year. The decrease in revenues is attributed to a 3.8% decrease in service revenues and a 4.2% decrease in equipment revenues.

Service revenues for 2017 totaled NIS 2,919 million ($842 million), a 3.8% decrease from NIS 3,033 million ($875 million) last year.

Service revenues in the cellular segment totaled NIS 1,929 million ($556 million) in 2017, a 10.8% decrease from NIS 2,162 million ($624 million) last year. This decrease resulted mainly from the ongoing erosion in the price of these services as a result of the competition in the cellular market and from the difference between the national roaming services revenues in 2016 and the revenues for rights of use in cellular networks according to the network sharing agreement with Golan which came into force as of the beginning of the second quarter of 2017 (the "Network Sharing Agreement with Golan")2.

Service revenues in the fixed-line segment totaled NIS 1,166 million ($336 million) in 2017, an 8.9% increase from NIS 1,071 million ($309 million) last year. This increase resulted mainly from an increase in revenues from TV and internet services, as well as from fixed-line communications services provided according to the Network Sharing Agreement with Golan, which were partially offset as a result of the discontinuance of consolidation of Internet Rimon Israel 2009 Ltd. ("Internet Rimon"), following the sale of the Group's holdings in Internet Rimon in the second quarter of 2017 (the "Sale of Internet Rimon").

Equipment revenues totaled NIS 952 million ($275 million) in 2017, a 4.2% decrease compared to NIS 994 million ($286 million) last year. This decrease resulted mainly from a decrease in the quantity of end user equipment sold during 2017 in the cellular segment as compared to 2016. This decrease was partially offset by an increase in equipment sales in the fixed-line segment.

Cost of revenues totaled NIS 2,680 million ($773 million) in 2017, compared to NIS 2,702 million ($779 million) in 2016, a 0.8% decrease. This decrease resulted mainly from Golan's participation in operating costs according to the Network Sharing Agreement with Golan, as well as from a decrease in costs of end user equipment sold, primarily as a result of a decrease in the quantity of end user equipment sold in the cellular segment during 2017 as compared to 2016. This decrease was partially offset by an increase in content costs related to the TV field and in costs related to internet services in the fixed-line segment.

2 According to the terms of the Network Sharing Agreement with Golan, part of the consideration is recognized as revenues and part is recognized as a reduction of operation costs. In addition, revenues from the Network Sharing Agreement are divided between the cellular and fixed-line segments.

Gross profit for 2017 decreased 10.1% to NIS 1,191 million ($344 million), compared to NIS 1,325 million ($382 million) in 2016. Gross profit margin for 2017 amounted to 30.8%, down from 32.9% in 2016.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for 2017 decreased 9.0% to NIS 905 million ($261 million), compared to NIS 994 million ($287 million) in 2016. This decrease is primarily a result of a decrease in salaries and commissions expenses due to the capitalization of part of the customer acquisition costs as a result of the early adoption of a new International Financial Reporting Standard (IFRS 15) since the first quarter of 2017 (the "Adoption of IFRS15"). The effect of the adoption of the standard on 2017 expenses totaled NIS 93 million ($27 million).

Other income for 2017 totaled NIS 11 million ($3 million), compared to other expenses of NIS 21 million ($6 million) in 2016. Other income for 2017 mainly include a gain from the Sale of Internet Rimon, in the amount of approximately NIS 10 million ($3 million). Other expenses for 2016, mainly include an expense for employee voluntary retirement plan in the amount of approximately NIS 13 million ($4 million).

Operating income for 2017 decreased 4.2% to NIS 297 million ($86 million) from NIS 310 million ($89 million) in 2016.

EBITDA for 2017 decreased by 0.6% totaling NIS 853 million ($246 million) compared to NIS 858 million ($247 million) in 2016. EBITDA for 2017, as a percent of revenues, totaled 22.0% up from 21.3% in 2016.

Cellular segment EBITDA for 2017 totaled NIS 595 million ($172 million), compared to NIS 625 million ($180 million) last year, a decrease of 4.8%, which resulted mainly from the difference between national roaming services revenues in 2016 and the revenues for rights of use in cellular networks according to the Network Sharing Agreement with Golan in 2017, and from the ongoing erosion in cellular service revenues. This decrease was partially offset by a decrease in selling and marketing expenses due to the capitalization of part of the customer acquisition costs as a result of the Adoption of IFRS15.

Fixed-line segment EBITDA for 2017 totaled NIS 258 million ($74 million), compared to NIS 233 million ($67 million) last year, a 10.7% increase, mainly as a result of an increase in revenues from fixed-line communications services provided according to the Network Sharing Agreement with Golan, from an increase in revenues from TV services and from a decrease in operating expenses, which resulted mainly from the capitalization of part of the customer acquisition costs as a result of the Adoption of IFRS15. This increase was partially offset as a result of an erosion in the internet field profitability.

Financing expenses, net for 2017 decreased 4.0% and totaled NIS 144 million ($42 million), compared to NIS 150 million ($43 million) in 2016. The decrease resulted mainly from higher gains in the Company's investment portfolio in 2017 compared to 2016. This decrease was partially offset by a decrease in interest income from installment sales of handsets, due to a decrease in the quantity of end user equipment sold during 2017 in the cellular segment as compared to 2016.

Taxes on income for 2017 totaled NIS 40 million ($11 million) of tax expenses, compared to NIS 10 million ($3 million) tax expenses in 2016. The increase resulted mainly from a tax income recorded in 2016, as a result of a tax assessment agreement for the years 2012-2013 and from a reduction in corporate tax rate for the years 2017 and on, which came into effect in 2016, following which the Company recorded a deferred tax income in 2016.

Net Income for 2017 totaled NIS 113 million ($33 million), compared to NIS 150 million ($43 million) in 2016, a 24.7% decrease.

Basic earnings per share for 2017 totaled NIS 1.11 ($0.32), compared to NIS 1.47 ($0.42) last year.

Financial Review (fourth quarter of 2017 compared to fourth quarter of 2016):

Revenues for the fourth quarter of 2017 decreased 0.9% totaling NIS 975 million ($281 million), compared to NIS 984 million ($284 million) in the fourth quarter last year. The decrease in revenues is attributed to a 1.0% decrease in service revenues and a 0.8% decrease in equipment revenues.

Service revenues totaled NIS 712 million ($205 million) in the fourth quarter of 2017, a 1.0% decrease from NIS 719 million ($207 million) in the fourth quarter last year.

Service revenues in the cellular segment totaled NIS 451 million ($130 million) in the fourth quarter of 2017, a 10.2% decrease from NIS 502 million ($145 million) in the fourth quarter last year. This decrease resulted mainly from the ongoing erosion in the prices of these services as a result of the competition in the cellular market and from the difference between the national roaming services revenues in the fourth quarter of 2016 and the revenues for rights of use in cellular networks according to the Network Sharing Agreement with Golan in the fourth quarter of 2017.

Service revenues in the fixed-line segment totaled NIS 303 million ($87 million) in the fourth quarter of 2017, a 13.5% increase from NIS 267 million ($77 million) in the fourth quarter last year. This increase resulted mainly from fixed-line communications services provided according to the Network Sharing Agreement with Golan, as well as from an increase in revenues from TV and internet services. This increase was partially offset as a result of the discontinuance of consolidation of Internet Rimon following the Sale of Internet Rimon.

Equipment revenues in the fourth quarter of 2017 totaled NIS 263 million ($76 million), a 0.8% decrease compared to NIS 265 million ($76 million) in the fourth quarter last year.

Cost of revenues for the fourth quarter of 2017 totaled NIS 680 million ($196 million), compared to NIS 697 million ($201 million) in the fourth quarter of 2016, a 2.4% decrease. This decrease resulted mainly from Golan's participation in operating costs according to the Network Sharing Agreement with Golan, as well as from an increase of a provision for claims recorded in the fourth quarter of 2016. This decrease was partially offset by an increase in content costs related to the TV field and in costs related to internet services in the fixed-line segment.

Gross profit for the fourth quarter of 2017 increased 2.8% to NIS 295 million ($85 million), compared to NIS 287 million ($83 million) in the fourth quarter of 2016. Gross profit margin for the fourth quarter of 2017 amounted to 30.3%, up from 29.2% in the fourth quarter of 2016.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the fourth quarter of 2017 decreased 0.8% to NIS 249 million ($72 million), compared to NIS 251 million ($72 million) in the fourth quarter of 2016. This decrease is primarily a result of a decrease in salaries and resellers commissions expenses due to the capitalization of part of the customer acquisition costs as a result of the Adoption of IFRS15 (the effect of the adoption of the standard on the expenses in the fourth quarter of 2017 totaled NIS 21 million ($6 million)), as well as a decrease in advertising expenses. This decrease was partially offset by an increase in doubtful accounts expenses.

Operating income for the fourth quarter of 2017 increased by 40.6% to NIS 45 million ($13 million) from NIS 32 million ($9 million) in the fourth quarter of 2016.

EBITDA for the fourth quarter of 2017 increased by 9.2% totaling NIS 189 million ($55 million) compared to NIS 173 million ($50 million) in the fourth quarter of 2016. EBITDA as a percent of revenues for the fourth quarter of 2017 totaled 19.4%, up from 17.6% in the fourth quarter of 2016.

Cellular segment EBITDA for the fourth quarter of 2017 increased by 0.9% totaling NIS 118 million ($34 million) compared to NIS 117 million ($34 million) in the fourth quarter last year. This increase resulted mainly from a decrease in cost of revenues and Selling, Marketing, General and Administrative Expenses in this segment, which resulted mainly from a decrease in selling and marketing expenses due to the capitalization of part of the customer acquisition costs as a result of the Adoption of IFRS15. This increase was partially offset by a decrease in service revenues in the cellular segment, which resulted mainly from the ongoing erosion in the prices of these services, and from the difference between the national roaming services revenues in the fourth quarter of 2016 and the revenues for rights of use in cellular networks according to the Network Sharing Agreement with Golan in the fourth quarter of 2017.

Fixed-line segment EBITDA for the fourth quarter of 2017 totaled NIS 71 million ($20 million), compared to NIS 56 million ($16 million) in the fourth quarter last year, a 26.8% increase, mainly as a result of an increase in revenues from fixed-line communications services provided according to the Network Sharing Agreement with Golan and from an increase in activity in the internet and TV fields. This increase was partially offset from the discontinuance of consolidation of Internet Rimon following the Sale of Internet Rimon.

Financing expenses, net for the fourth quarter of 2017 decreased 25.0% and totaled NIS 30 million ($9 million), compared to NIS 40 million ($12 million) in the fourth quarter of 2016. The decrease resulted mainly from gains in the Company's investment portfolio in the fourth quarter of 2017 as opposed to losses in the corresponding quarter of 2016.

Taxes on income for the fourth quarter of 2017 totaled NIS 5 million ($1 million) of tax expenses, compared to NIS 22 million ($6 million) of tax income in the fourth quarter of 2016. The increase resulted mainly from deferred tax income which was recorded in the fourth quarter last year, as a result of a decrease in corporate tax rate for the years 2017 and on.

Net Income for the fourth quarter of 2017 totaled NIS 10 million ($3 million), compared to NIS 14 million ($4 million) in the fourth quarter of 2016, a 28.6% decrease.

Basic earnings per share for the fourth quarter of 2017 totaled NIS 0.08 ($0.02), compared to NIS 0.12 ($0.03) in the fourth quarter last year.

Operating Review

Main Performance Indicators - Cellular segment:

	2017	2016	Change (%)
Cellular subscribers at the end of period (in thousands)	2,817	2,801	0.6%
Churn Rate for cellular subscribers (in %)	45.8%	42.4%	8.0%
Monthly cellular ARPU (in NIS)	57.1	63.3	(9.8)%
	Q4/2017	Q4/2016	Change (%)
Churn Rate for cellular subscribers (in %)	11.5%	10.4%	10.6%
Monthly cellular ARPU (in NIS)	53.6	59.3	(9.6)%

Cellular subscriber base - at the end of 2017 the Company had approximately 2.817 million cellular subscribers, an increase of approximately 16,000 subscribers net, or approximately 0.6%, compared to the cellular subscriber base at the end of 20163. In the fourth quarter of 2017, the Company's cellular subscriber base increased by approximately 12,000 net cellular subscribers.

3 The increase resulted, among others, from subscribers that were added to the Company's cellular subscriber base as part of the Company's purchase of an Israeli MVNO's operations during the third quarter of 2017.

Cellular Churn Rate for 2017 totaled 45.8%, compared to 42.4% in 2016. The cellular churn rate for the fourth quarter 2017 totaled to 11.5%, compared to 10.4% in the fourth quarter last year.

The monthly cellular Average Revenue per User ("ARPU") for 2017 totaled NIS 57.1 ($16.5) compared to NIS 63.3 ($18.3) in 2016. ARPU for the fourth quarter of 2017 totaled NIS 53.6 ($15.5), compared to NIS 59.3 ($17.1) in the fourth quarter last year. The decrease in ARPU, both annual and quarterly, resulted, among others, from the ongoing erosion in the prices of cellular services, resulting from the intense competition in the cellular market and from the difference between national roaming services revenues in 2016 and the revenues for rights of use in cellular networks according to the Network Sharing Agreement with Golan in 2017.

Main Performance Indicators - Fixed-line segment:

	2017	2016	Change (%)
Internet infrastructure field subscribers- (households) at the end of period (in thousands)	222	156	42.3%
TV field subscribers- (households) at the end of period (in thousands)	170	111	53.2%

In the fourth quarter of 2017, the Company's subscriber base in the internet infrastructure field increased by approximately 16,000 net households, and the Company's subscriber base in the TV field increased by 16,000 net households.

Financing and Investment Review

Cash Flow

Free cash flow for 2017 totaled NIS 325 million ($94 million), compared to NIS 416 million ($120 million) in 2016, a 21.9% decrease. The decrease in annual free cash flow resulted mainly from higher cash capital expenditures in fixed assets and intangible assets and others in the 2017 as compared to 2016, as well as from the difference between the receipts from rights of use in cellular networks according to the Network Sharing Agreement with Golan in 2017, and the receipts from national roaming services revenues in 2016. This decrease was partially offset by a decrease in tax payments, net, in 2017 as compared to 2016, which resulted, among others, from a receipt of a refund from the Israeli tax authorities in 2017.

Free cash flow for the fourth quarter of 2017 totaled NIS 77 million ($22 million), compared to NIS 83 million ($24 million) in the fourth quarter of 2016, a 7.2% decrease. The decrease in quarterly free cash flow resulted mainly from an increase in payments to payroll and other payables due to timing differences between the quarters. This decrease was partially offset by an increase in receipts from mobile operators in connection with the Company's roaming activity and a decrease in tax payments, net.

Total Equity

Total Equity as of December 31, 2017 amounted to NIS 1,441 million ($415 million) primarily consisting of undistributed accumulated retained earnings of the Company.

Cash Capital Expenditures in Fixed Assets and Intangible Assets and others

During 2017 and the fourth quarter of 2017 the Company invested NIS 583 million ($168 million) and NIS 138 million ($40 million), respectively, in fixed assets and intangible assets and others (including, among others, investments in the Company's communications networks, information systems, software and TV set-top boxes and capitalization of part of the customer acquisition costs as a result of the Adoption of IFRS15), compared to NIS 368 million ($106 million) and NIS 96 million ($28 million) in 2016 and the fourth quarter of 2016, respectively.

Dividend

On March 25, 2018, the Company's Board of Directors decided not to declare a cash dividend for the fourth quarter of 2017. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its adverse effect on the Company's results of operations, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2017 on Form 20-F dated March 26, 2018, or the Company's 2017 Annual Report, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures, Material Loans and Financial Liabilities

For information regarding the Company's outstanding debentures as of December 31, 2017, see "Disclosure for Debenture Holders" section in this press release.
For information regarding the Company's material loans as of December 31, 2017, see "Aggregation of the information regarding the Company's Material Loans" section in this press release.
For a summary of the Company's financial liabilities as of December 31, 2017, see "Disclosure for Debenture Holders" section in this press release.

Conference Call Details
The Company will be hosting a conference call regarding its results for the year 2017 and for the fourth quarter of 2017 on Monday, March 26, 2018 at 09:00 am ET, 06:00 am PT, 14:00 UK time, 16:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553          UK Dial-in Number: 0 800 917 9141

Israel Dial-in Number: 03 918 0610          International Dial-in Number: +972 3 918 0610

at: 09:00 am Eastern Time; 06:00 am Pacific Time; 14:00 UK Time; 16:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

ANNUAL REPORT FOR 2017
Cellcom Israel will be filing its annual report for the year ended December 31, 2017 (on Form 20-F) with the US Securities and Exchange Commission on March 26, 2018. The annual report will be available for download from the investor relations section of Cellcom Israel's website: www.cellcom.co.il. Cellcom Israel will furnish a hard copy to any shareholder who so requests, without charge. Such requests may be sent through the Company's website or by sending a postal mail request to Cellcom Israel Ltd., 10 Hagavish Street, Netanya, Israel (attention: Chief Financial Officer).

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.817 million cellular subscribers (as at December 31, 2017) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Forward-Looking Statements
The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2017.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.467 = US$ 1 as published by the Bank of Israel for December 31, 2017.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding expenses related to employee voluntary retirement plans and gain (loss) due to sale of subsidiaries); income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to EBITDA under "Reconciliation of Non-IFRS Measures" in the press release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities (including the effect of exchange rate fluctuations on cash and cash equivalents) excluding a loan to Golan Telecom, minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See "Reconciliation of Non-IFRS Measures" below.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations cellcom@GKIR.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Statements of Financial Position

			Convenience
			translation into
			US dollar
	December 31,	December 31,	December 31,
	2016	2017	2017
	NIS millions	NIS millions	US$ millions

Assets
Cash and cash equivalents	1,240	527	152
Current investments, including derivatives	284	364	105
Trade receivables	1,325	1,280	369
Current tax assets	25	4	1
Other receivables	61	89	26
Inventory	64	70	20

Total current assets	2,999	2,334	673

Trade and other receivables	796	895	258
Property, plant and equipment, net	1,659	1,598	461
Intangible assets and others, net	1,207	1,260	364
Deferred tax assets	1	-	-

Total non- current assets	3,663	3,753	1,083

Total assets	6,662	6,087	1,756

Liabilities
Current maturities of debentures and of loans from financial institutions	863	618	179
Trade payables and accrued expenses	675	652	188
Current tax liabilities	-	4	1
Provisions	108	91	26
Other payables, including derivatives	279	277	80

Total current liabilities	1,925	1,642	474

Long-term loans from financial institutions	340	462	134
Debentures	2,866	2,360	681
Provisions	30	21	6
Other long-term liabilities	31	15	4
Liability for employee rights upon retirement, net	12	15	4
Deferred tax liabilities	118	131	38

Total non- current liabilities	3,397	3,004	867

Total liabilities	5,322	4,646	1,341

Equity attributable to owners of the Company
Share capital	1	1	-
Cash flow hedge reserve	(1)	-	-
Retained earnings	1,322	1,436	414

Non-controlling interests	18	4	1

Total equity	1,340	1,441	415

Total liabilities and equity	6,662	6,087	1,756

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Statements of Income

				Convenience
				translation into
				US dollar
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2015	2016	2017	2017
	NIS millions	NIS millions	NIS millions	US$ millions

Revenues	4,180	4,027	3,871	1,117
Cost of revenues	(2,763)	(2,702)	(2,680)	(773)

Gross profit	1,417	1,325	1,191	344

Selling and marketing expenses	(620)	(574)	(479)	(138)
General and administrative expenses	(465)	(420)	(426)	(123)
Other income (expenses), net	(22)	(21)	11	3

Operating profit	310	310	297	86

Financing income	55	46	52	15
Financing expenses	(232)	(196)	(196)	(57)
Financing expenses, net	(177)	(150)	(144)	(42)

Profit before taxes on income	133	160	153	44

Taxes on income	(36)	(10)	(40)	(11)
Profit for the year	97	150	113	33
Attributable to:
Owners of the Company	95	148	112	33
Non-controlling interests	2	2	1	-
Profit for the year	97	150	113	33

Earnings per share
Basic earnings per share (in NIS)	0.95	1.47	1.11	0.32

Diluted earnings per share (in NIS)	0.95	1.47	1.10	0.32

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)	100,589,458	100,604,578	100,654,935	100,654,935

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)	100,589,530	100,698,306	100,889,661	100,889,661

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Statements of Cash Flows

				Convenience
				translation into
				US dollar
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2015	2016	2017	2017
	NIS millions	NIS millions	NIS millions	US$ millions
Cash flows from operating activities
Profit for the year	97	150	113	33
Adjustments for:
Depreciation and amortization	562	534	555	160
Share based payments	3	6	2	-
Loss (gain) on sale of property, plant and equipment	(1)	10	(1)	-
Gain on sale of shares in a consolidated company	-	-	(10)	(3)
Income tax expense	36	10	40	11
Financing expenses, net	177	150	144	42

Changes in operating assets and liabilities:
Change in inventory	4	21	(6)	(2)
Change in trade receivables (including long-term amounts)	209	(28)	132	38
Change in other receivables (including long-term amounts)	(34)	(5)	(191)	(55)
Change in trade payables, accrued expenses and provisions	(54)	-	(27)	(8)
Change in other liabilities (including long-term amounts)	(95)	20	28	8
Payments for derivative hedging contracts, net	-	-	(3)	(1)
Income tax paid	(68)	(88)	(44)	(12)
Income tax received	-	1	42	12
Net cash from operating activities	836	781	774	223

Cash flows used in investing activities
Acquisition of property, plant, and equipment	(305)	(295)	(346)	(100)
Additions to intangible assets and others	(91)	(73)	(237)	(68)
Dividend received	2	-	-	-
Change in current investments, net	231	(9)	(77)	(22)
Proceeds from sale of property, plant and equipment	4	2	1	-
Interest received	15	11	12	3
Repayment of a long-term deposit	48	-	-	-
Proceeds from sale of shares in a consolidated company, net of cash disposed	-	-	3	1
Net cash used in investing activities	(96)	(364)	(644)	(186)

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)

				Convenience
				translation into
				US dollar
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2015	2016	2017	2017
	NIS millions	NIS millions	NIS millions	US$ millions

Cash flows used in financing activities
Payments for derivative contracts, net	(32)	(13)	(3)	(1)
Receipt of long-term loans from financial institutions	-	340	200	58
Repayment of debentures	(873)	(732)	(864)	(249)
Proceeds from issuance of debentures, net of issuance costs	(3)	653	-	-
Dividend paid	(1)	(1)	(1)	-
Interest paid	(227)	(185)	(175)	(51)

Net cash from (used in) financing activities	(1,136)	62	(843)	(243)

Changes in cash and cash equivalents	(396)	479	(713)	(206)

Cash and cash equivalents as at the beginning of the year	1,158	761	1,240	358

Effect of exchange rate fluctuations on cash and cash equivalents	(1)	-	-	-

Cash and cash equivalents as at the end of the year	761	1,240	527	152

Cellcom Israel Ltd.
(An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Year ended December 31			Convenience translation into US dollar Year ended December 31
	2015 NIS millions	2016 NIS millions	2017 NIS millions	2017 US$ millions
Net income	97	150	113	33
Income taxes	36	10	40	11
Financing income	(55)	(46)	(52)	(15)
Financing expenses	232	196	196	57
Other expenses (income)	(3)	8	(1)	-
Depreciation and amortization	562	534	555	160
Share based payments	3	6	2	-
EBITDA	872	858	853	246

	Three-month period ended December 31
	2015 NIS millions	2016 NIS millions	2017 NIS millions	Convenience translation into US dollar 2017 US$ millions
Net income	19	14	10	3
Income taxes	12	(22)	5	1
Financing income	(11)	(13)	(17)	(5)
Financing expenses	59	53	47	14
Other expenses	1	3	1	-
Depreciation and amortization	143	136	143	42
Share based payments	2	2	-	-
EBITDA	225	173	189	55

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-IFRS Measures (cont'd)

Free cash flow

The following table shows the calculation of free cash flow:

	Year ended December 31			Convenience translation into US dollar Year ended December 31
	2015 NIS millions	2016 NIS millions	2017 NIS millions	2017 US$ millions
Cash flows from operating activities(*)	836	781	774	223
Loan to Golan Telecom	-	-	130	38
Cash flows from investing activities	(96)	(364)	(644)	(186)
Purchase (sale) of tradable debentures(**)	(246)	(1)	65	19
Free cash flow	494	416	325	94

	Three-month period ended December 31
	2015 NIS millions	2016 NIS millions	2017 NIS millions	Convenience translation into US dollar 2017 US$ millions
Cash flows from operating activities(*)	210	178	214	62
Cash flows from investing activities	8	(96)	(133)	(39)
Purchase (sale) of tradable debentures(**)	(97)	1	(4)	(1)
Free cash flow	121	83	77	22

(*)  Including the effects of exchange rate fluctuations in cash and cash equivalents.
(**) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.
(An Israeli Corporation)

Key financial and operating indicators

NIS millions unless otherwise stated	Q1-2016	Q2-2016	Q3-2016	Q4-2016	Q1-2017	Q2-2017	Q3-2017	Q4-2017	FY-2016	FY-2017

Cellular service revenues	559	567	534	502	509	481	488	451	2,162	1,929
Fixed-line service revenues	264	264	276	267	279	292	292	303	1,071	1,166

Cellular equipment revenues	219	217	195	205	183	192	191	204	836	770
Fixed-line equipment revenues	29	30	39	60	37	39	47	59	158	182

Inter-segment adjustments	(49)	(49)	(52)	(50)	(49)	(42)	(43)	(42)	(200)	(176)
Total revenues	1,022	1,029	992	984	959	962	975	975	4,027	3,871

Cellular EBITDA	178	181	149	117	159	158	160	118	625	595
Fixed-line EBITDA	60	57	60	56	42	79	66	71	233	258
Total EBITDA	238	238	209	173	201	237	226	189	858	853

Operating profit	101	104	73	32	67	102	83	45	310	297
Financing expenses, net	24	44	42	40	31	44	39	30	150	144
Profit for the period	59	44	33	14	26	45	32	10	150	113

Free cash flow	149	103	81	83	66	77	105	77	416	325

Cellular subscribers at the end of period (in 000's)	2,813	2,812	2,822	2,801	2,792	2,779	2,805	2,817	2,801	2,817
Monthly cellular ARPU (in NIS)	65.2	66.0	62.8	59.3	60.2	57.0	57.8	53.6	63.3	57.1
Churn rate for cellular subscribers (%)	11.1%	10.6%	10.5%	10.4%	12.0%	10.8%	11.5%	11.5%	42.4%	45.8%

Cellcom Israel Ltd.

Disclosure for debenture holders as of December 31, 2017

Aggregation of the information regarding the debenture series issued by the Company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 31.12.2017					As of 25.03.2018		Interest Rate (fixed)	Principal Repayment Dates		Interest Repayment Dates (3)	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books (2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
F (4)(5)(6)(9)**	20/03/12	714.802	643.322	659.060	14.853	673.913	463.921	428.881	438.142	4.60%	05.01.17	05.01.20	January-5 and July-5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
G (4)(5)(6)(9)**	20/03/12	285.198	228.158	228.217	7.821	236.038	90.633	85.559	85.593	6.99%	05.01.17	05.01.19	January-5 and July-5	Not linked	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
H (4)(5)(7)**	08/07/14 03/02/15* 11/02/15*	949.624	949.624	848.514	9.221	857.735	987.419	949.624	874.140	1.98%	05.07.18	05.07.24	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
I (4)(5)(7)**	08/07/14 03/02/15* 11/02/15* 30/03/16*	804.010	804.010	761.438	16.324	777.762	888.753	804.010	776.532	4.14%	05.07.18	05.07.25	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
J (4)(5)	26/09/16	103.267	103.267	102.349	1.241	103.590	112.086	103.267	102.391	2.45%	05.07.21	05.07.26	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
K (4)(5)(8)**	26/09/16	303.971	303.971	301.186	5.292	306.478	327.985	303.971	301.318	3.55%	05.07.21	05.07.26	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
L ***	23/01/18	400.600						400.600	396.487	2.50%	05.01.23	05.01.28	January-5	Not linked	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
Total		3,561.472	3,032.352	2,900.764	54.752	2,955.516	2,870.797	3,075.912	2,974.603

Comments:

(1) For a summary of the terms of the Company's outstanding debentures see the Company's 2017 Annual Report under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Debt Service - Public Debentures". In the reporting period, the Company fulfilled all terms of the debentures and Indentures. Debentures financial covenants - as of December 31, 2017 the net leverage (net debt to EBITDA excluding one time events ratio- see definition in the reference above to the Company's 2017 Annual Report) was 3.00. In the reporting period, no cause for early repayment occurred. (2) Including interest accumulated in the books. (3) Semi annual payments. (4) Regarding the debentures, the Company undertook not to create any pledge on its assets, as long as debentures or loans are not fully repaid, subject to certain exclusions. (5) Regarding the debentures - the Company has the right for early redemption under certain terms. (6) Regarding debenture Series F and G - in June 2013, following a second decrease of the Company's debenture rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013. (7) In February 2015, pursuant to an exchange offer of the Company's Series H and I debentures for a portion of the Company's outstanding Series D and E debentures, respectively, the Company exchanged approximately NIS 555 million principal amount of Series D debentures with approximately NIS 844 million principal amount of Series H debentures, and approximately NIS 272 million principal amount of Series E debentures with approximately NIS 335 million principal amount of Series I debentures. Series D and E debentures were fully repaid in July 2017 and in January 2017, respectively. (8) In June 2017, the Company undertook to issue NIS 220 million principle amount of additional series K debentures in July 1, 2018, under certain terms. See the Company's annual report for the year ended December 31, 2017 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Debt Service - Public Debentures". (9) On January 5, 2018, after the end of the reporting period, the Company repaid principal payments of approximately NIS 362 million of Series F and G debentures (the ex-date of which was December 24, 2017).

(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series.
(**) As of December 31, 2017, debentures Series F through I and K are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.
(***) Debenture Series L was issued after the end of the reporting period.

Cellcom Israel Ltd.

Disclosure for debenture holders as of December 31, 2017 (cont'd)

Debentures Rating Details*

Series	Rating Company	Rating as of 31.12.2017 (1)	Rating as of 25.03.2018	Rating assigned upon issuance of the Series	Recent date of rating as of 25.03.2018	Additional ratings between original issuance and the recent date of rating as of 25.03.2018 (2)
Rating
F	S&P Maalot	A+	A+	AA	01/2018	05/2012, 11/2012, 06/2013, 06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018	AA,AA-,A+ (2)
G	S&P Maalot	A+	A+	AA	01/2018	05/2012, 11/2012, 06/2013, 06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018	AA,AA-,A+ (2)
H	S&P Maalot	A+	A+	A+	01/2018	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018	A+ (2)
I	S&P Maalot	A+	A+	A+	01/2018	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018	A+ (2)
J	S&P Maalot	A+	A+	A+	01/2018	08/2016, 06/2017, 01/2018	A+ (2)
K	S&P Maalot	A+	A+	A+	01/2018	08/2016, 06/2017, 01/2018	A+ (2)
L (3)	S&P Maalot		A+	A+	01/2018

(1)	In January 2018, S&P Maalot affirmed the Company's rating of “ilA+/stable”.

(2)
In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. In June 2014, August 2014, January 2015, September 2015, March 2016, August 2016, June 2017 and January 2018, S&P Maalot affirmed the Company's rating of “ilA+/stable”. For details regarding the rating of the debentures see the S&P Maalot report dated August 22, 2017, included in the Company's Shelf offering Report filled in the Israeli Securities Authority website ('MAGNA") on January 22, 2018 .

(3)	Debenture Series L was issued after the end of the reporting period.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Aggregation of the information regarding the Company's Material Loans (1), in million NIS

Loan	Provision Date	Principal Amount as of 31.12.2017	Interest Rate (nominal)	Principal Repayment Dates (annual payments)		Interest Repayment Dates (semi-annual payments)	Linkage
				From	To
Loan from financial institution	06/2016	200	4.60%	30.06.18	30.06.21	June-30 and December-31, commencing December 31, 2016 through June 30, 2021	Not linked
Loan from bank	12/2016	140	4.90%	30.06.18	30.06.22	June-30 and December 30, commencing June 30, 2017 through June 30, 2022	Not linked
Loan from financial institution	06/2017	200	5.10%	30.06.19	30.06.22	June-30 and December-31, commencing December 31, 2017 through June 30, 2022	Not linked
Total		540

Comments:

(1) For a summary of the terms of the Company's loan agreements see the Company's 2017 Annual Report under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Other Credit Facilities" and the reference therein to "- Debt Service - Public Debentures". (2) In the reporting period, the Company fulfilled all terms of the loan agreements. (3) Loan agreements financial covenants - as of December 31, 2017 the net leverage (net debt to EBITDA excluding one-time events ratio- see definition in the reference above to the Company's 2017 Annual Report) was 3.00. (4) In the reporting period, no cause for early repayment occurred. (5) In the loan agreements, the Company undertook not to create any pledge on its assets, as long as the loans are not fully repaid, subject to certain exclusions. (6) According to the loan agreements the Company may prepay the loans, subject to a prepayment fee. (7) In June 2017, the Company entered into an additional loan agreement with the lender of the Company's existing bank loan for the provision of a deferred loan in a principal amount of NIS 150 million. See more information in the reference above to the Company's 2017 Annual Report.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of December 31, 2017

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	332,545	222,292	-	-	-	101,081
Second year	332,545	165,506	-	-	-	77,484
Third year	332,545	80,327	-	-	-	58,843
Fourth year	166,122	156,847	-	-	-	48,224
Fifth year and on	539,046	701,369	-	-	-	99,573
Total	1,702,804	1,326,340	-	-	-	385,204

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	-	50,000	-	-	-	18,241
Second year	-	100,000	-	-	-	14,655
Third year	-	100,000	-	-	-	9,812
Fourth year	-	100,000	-	-	-	4,955
Fifth year and on	-	50,000	-	-	-	1,265
Total	-	400,000	-	-	-	48,927

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	-	28,000	-	-	-	6,153
Second year	-	28,000	-	-	-	4,800
Third year	-	28,000	-	-	-	3,430
Fourth year	-	28,000	-	-	-	2,056
Fifth year and on	-	28,000	-	-	-	684
Total	-	140,000	-	-	-	17,124

d.	Credit from banks abroad based on the Company's "Solo" financial data (in thousand NIS) - None.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of December 31, 2017 (cont'd)

e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	332,545	300,292	-	-	-	125,475
Second year	332,545	293,506	-	-	-	96,939
Third year	332,545	208,327	-	-	-	72,084
Fourth year	166,122	284,847	-	-	-	55,236
Fifth year and on	539,046	779,369	-	-	-	101,521
Total	1,702,804	1,866,340	-	-	-	451,255

f.	Out of the balance sheet Credit exposure based on the Company's "Solo" financial data - None.
g.
Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None.

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS) - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	885	708	-	-	-	545
Second year	885	455	-	-	-	487
Third year	885	74	-	-	-	451
Fourth year	1,308	1,310	-	-	-	430
Fifth year and on	4,550	7,252	-	-	-	1,045
Total	8,514	9,799	-	-	-	2,959

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: March 26, 2018	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary